UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 8, 2010

Commission File Number: 000-29008

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION ———————————————————————————————————
(Translation of registrant’s name into English)

Unit 10-11, 10/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

ENTRY INTO STOCK PURCHASER AGREEMENT

On November 5, 2010, China Technology Development Group Corporation (the
“Company”) and its wholly-owned subsidiary China Green Holdings Limited (the
“Purchaser”) entered into a stock purchase agreement (the “SPA”) with Linsun
Renewable Energy Corporation Limited (the “Target Company”) and its stockholders
(the “Vendors”), pursuant to which the Company and the Purchaser will purchase and acquire 100% equity interest in the Target Company from the Vendors at a consideration of US$3,205,128, payable in 1,064,827 shares of the Company’s common stock. The closing of the transaction will take place within 10 business days following the execution of the SPA.

The Target Company, through its wholly-owned subsidiary Linsun Power Technology
(Quanzhou) Corp. Ltd, is manufacturing and selling crystalline photovoltaic modules.

To pay the consideration of the acquisition, the Company will issue and allot to the Vendors totally 1,064,827 shares of the Company’s common stock pursuant to exemption from the registration requirements of the Securities Act of 1933, as amended.

This description of the SPA is qualified in its entirety by reference to the definitive agreement which is attached as Exhibit 99.1 to this current report on
Form 6-K.

On November 8, 2010, the Company issued a press release announcing the execution of the SPA. The press release is attached as Exhibit 99.2 to this current report on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION

Date: November 8, 2010	By:	Alan Li
	Name:	Alan Li
	Title:	Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Stock Purchase Agreement dated as of November 5, 2010
99.2	Press Release issued on November 8, 2010